November 4, 1998

Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC  20549

Dear Sir:

We have read Item 4 included in the Form 8-K dated October 28, 1998 of Excalibur Technologies Corporation filed with the Securities and Exchange Commission and are in agreement with the statements contained therein.

Very truly yours,

/s/  Arthur Andersen LLP

cc:  Mr. James Buchanan, CFO, Excalibur Technologies Corporation